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Exhibit 1.2
                         FINANCIAL CONSULTING AGREEMENT

         AGREEMENT made this         day _____________, 1998 between J.W.
Barclay & Co., Inc. (hereinafter referred to as "Consultant") and Nolbo, Inc. (herein referred to as "Client").

         WHEREAS, Client desires to obtain consultant's consulting services in connection with Client's business and financial affairs, and Consultant is willing to render such services as hereinafter more fully set forth.

         NOW, THEREFORE, the parties agree as follows:

         1. Client hereby engages and retains Consultant and Consultant hereby agrees to use its best efforts, to render to Client the consulting services hereinafter described for a period of two years commencing as of ____________, 1998, and conditioned upon the closing of the underwriting contemplated in the Registration Statement on Form SB-2 (No. 333-______) filed by Client with the Securities and Exchange Commission.

         2. Consultant's services hereunder shall consist of consultations with Client concerning the management and operations and the financing of Client's business as Client may form time to time request during the term of this consulting agreement.

         3. Consultant's services may include, at the request of the Client, attendance at meetings of the Client's Board of Directors and review, analysis and report on proposed investment opportunities, short term and long term investment policies, evaluation of the Client's managerial and financial requirements, assistance in preparation of budgets and business plans, advice regarding sales and marketing and review and advice with respect to future public or private financing. Client agrees that Consultant shall not be prevented or barred from rendering services of similar or dissimilar nature for or on behalf of any person, firm or corporation other than Client. Nothing herein shall require the Consultant to provide any minimum number of hours of consultation services to the Client, and the amount of time to be devoted by Consultant in performing services hereunder shall be within the discretion of Consultant. Consultant agrees to keep confidential any nonpublic information concerning Client which is imparted to Consultant by Client and which is identified as confidential or proprietary by Client in writing and to use the same only for the purposes of this agreement. Materials prepared for Client pursuant to this agreement are to be the property of Client.

         4. Client agrees to pay to the Consultant for its services hereunder a fee equal to 2% of the gross proceeds of the Company's initial public offering pursuant to the aforesaid Registration Statement. Said fee shall be paid in full upon each Closing Date of such offering. Client will reimburse Consultant for reasonable out-of-pocket expenses but only to the extent authorized by Client in advance.

         This agreement has been executed and delivered in the State of New York and shall be governed by the laws of such state, without giving effect to the conflicts of laws rules thereunder.




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         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be signed as of the day and year first above written.

                                 NOLBO, INC.


                                 By:_______________________________________


                                 J. W. BARCLAY & CO., INC.


                                 By:_______________________________________



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